Epstein Becker & Green, P.C.

ATTORNEYS AT LAW
150 NORTH MICHIGAN AVENUE, SUITE 420
CHICAGO, ILLINOIS 60601-7630
312.499.1400
FAX: 312.845.1998
EBGLAW.COM
STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.845.1998
SDRAKE@EBGLAW.COM
January 25, 2006
VIA EDGAR
James Rosenberg
Keira Ino
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:	Medical Discoveries, Inc. Amendment No. 3 to Form SB-2 Registration Statement File No. 333-121635

Dear Mr. Rosenberg and Ms. Ino:
     We are writing on behalf of our client, Medical Discoveries, Inc. (the “Company”), in response to the letter of comments from Jeffrey P. Riedler of the United States Securities and Exchange Commission to the Company, dated November 23, 2005, with respect to the Company’s Amendment No. 3 to Form SB-2, File No. 333-121635 (the “Registration Statement”). Prior to the Company filing another amendment to the Registration Statement addressing all of the staff’s comments, we are proposing responses to you to paragraphs 14 and 15 of the letter of comments. This letter contains an update to our December 21, 2005 letter for the same purpose. The numbered paragraphs below restate the numbered paragraphs in the staff’s letter of comments to the Company, and the discussion set out below each such paragraph is the Company’s proposed response to the staff’s comment.
Financial Statements — December 31, 2004
Notes to Financial Statements, page F-10
Note F — Stockholders’ Equity, page F-14
14.	As it appears that your warrants and preferred stocks require a settlement in the registered shares, these warrants and the conversion feature of the preferred stocks should be classified as a liability and marked to market, until such registration right

James Rosenberg
Keiro Ino
January 25, 2006

lapses. Refer to EITF 00-19. Accordingly, please reclassify these warrants and the conversion feature of the preferred stocks outstanding as of December 31, 2004 to liability. The change in the fair value of the instruments from the date of the issuance to the period presented should be reflected in your statements of operations.
The Company does not believe that EITF 00-19 applies to the warrants or the conversion feature of the preferred stock issued in October 2004 and reflected on the December 31, 2004 balance sheet. All such warrants and preferred stock instruments require physical settlement or net-share settlement. Neither the warrants nor the preferred stock instruments give the Company a choice of net-cash settlement, give the investor a choice of net-cash settlement, or require net-cash settlement. Accordingly, the warrants and conversion features are correctly classified as equity. (EITF 00-19, ¶8)
Furthermore, the Company’s classification of these instruments is consistent with the Accounting Staff’s December 1, 2005 guidance document, “Current Accounting and Disclosure Issues in the Division of Corporation Finance” (the “Guidance”). According to the Guidance, warrants should be accounted for as liabilities if (1) the warrants could be required to be settled in cash upon delisting, failure to register underlying shares, or other reasons, or (2) the warrants contain registration rights with significant liquidated damages. In the case of the Company’s warrants, there is no provision whatsoever for settlement in cash for any reason. Furthermore, the applicable registration rights agreement requires the Company to use “best efforts” to obtain effectiveness of the registration statement as soon as possible after it is filed and if the registration statement is not declared effective within the specified period, there are no liquidated damages assessed to the Company. Therefore, the issues raised in the Guidance do not apply to the Company’s warrants.
Also according to the Guidance, a preferred stock conversion feature should be accounted for as a liability if (1) the number of shares issuable upon conversion of the convertible instrument is variable, and there is no cap on the number of shares which could be issued, or (2) the stock includes registration rights with significant liquidated damages. In the case of the Company’s convertible preferred stock issued in October 2004, there is a cap on the number of shares which could be issued upon conversion and there are no liquidated damages provisions. Therefore, the issues raised in the Guidance do not apply to the Company’s preferred stock issued in October 2004.
For the foregoing reasons, the Company does not believe that the warrants or preferred stock conversion features outstanding as of December 31, 2004 should be reclassified as liabilities or that any subsequent income statement adjustments are appropriate. However, the Company will, on a going forward basis (including in its amended 2005 10-QSBs discussed under comment 15 below) update its disclosure concerning the registration rights agreement.

James Rosenberg
Keiro Ino
January 25, 2006

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-23
Note 3 — Issuance of Common Stock. Preferred Stock, and Warrants, page F-24
Preferred Stock and Warrants, page F-24
15.	Since the preferred stocks issued on March 14, 2005 has no minimum conversion price, the conversion feature and warrants related to this instrument as well as all other instruments such as the one in the preceding comment above and other warrants listed in the table on page F-17 with features that are exercisable or convertible into common stocks should be classified as a liability and marked to market until there no longer is a conversion feature with an unlimited ratio (thorough exercise, amendment or retirement). Refer to EITF 00-19. Accordingly, please reclassify warrants and the embedded conversion features of the securities outstanding as of June 30, 2005. The change in the fair value of the instruments from the date of the issuance to the period presented should be reflected in your statements of operations.
Because the 30,000 shares of Series A Convertible Preferred Stock issued March 14, 2005 contain a variable conversion price without a floor, the Company will reclassify the conversion feature of such shares as a liability pursuant to EITF 00-19 and will mark such conversion feature to market. The Company will restate its Quarterly Reports filed in 2005 to reflect this reclassification. However, because all of the other instruments (including warrants) to which this comment relates have a stated conversion price or contain a floor on a variable conversion price, neither EITF 00-19 nor the Guidance requires their reclassification. (See response to Comment 14 above for a further explanation.) Accordingly, the Company intends to continue to classify the warrants as equity. The Company’s proposed amended Quarterly Reports for the quarters ended March 31, June 30 and September 30, 2005 are annexed here to as Annexes A, B and C, respectively.
     Please let me know whether you find these proposed responses satisfactory. Thank you very much.

Very truly yours,
/s/ Stephen R. Drake
Stephen R. Drake

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-QSB/A

     (Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the quarterly period ended March 31, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

     For the transition period from                                         to

Commission file number 0-12627

MEDICAL DISCOVERIES, INC.

(Exact name of Small Business Issuer as specified in its charter)

Utah	87-0407858

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1388 S. Foothill Drive, #266, Salt Lake City, Utah 84108

(Address of principal executive offices)

(801) 582-9583

(Issuer’s telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

APPLICABLE ONLY TO CORPORATE ISSUERS:

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: As of May 12, 2005, there were 107,101,947 shares of the issuer’s Common Stock and 42,000 shares of the issuer’s Series A Preferred Stock outstanding.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☑

Explanatory Note
The purpose of this amendment on Form 10-QSB/A to the Quarterly Report on Form 10-QSB of Medical Discoveries, Inc, for the three months ended March 31, 2005 is to restate our interim consolidated financial statements for the period ended March 31, 2005 and related disclosures as of and for the period ended March 31, 2005. Generally, no attempt has been made in this Form 10-QSB/A to modify or update other disclosures presented in the original report on Form 10-QSB except as required to reflect the effects of the restatements. The Form 10-QSB/A generally does not reflect events occurring after the filing of the events. Information not affected by the restatements is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-QSB on May 16, 2005. Accordingly, this Form 10-QSB/A should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the original Form 10-QSB, including any amendments to those filings. The following items have been amended as a result of the restatement.
Part I — Item 1. Financial Statements
Part I — Item 2. Management’s Discussion and Analysis of Financial Condition and Result of Operations
Part II — Item 6. Exhibits
The Purpose of the restatement is to give effect to EITF 00-19, “Accounting for Derivative Financial Investments Indexed to and potentially settled in a Company’s Own Stock”, Pursuant to which we have reclassified as liabilities the conversion features of our Series A Convertible Preferred Stock and the warrants issued in connection therewith.
For convenience and ease of reference, we are filing our quarterly report in its entirely with the applicable change.

PART I
FINANCIAL INFORMATION
ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS	2
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
ITEM 3. CONTROLS AND PROCEDURES	14
PART II
OTHER INFORMATION
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS	14
ITEM 6. EXHIBITS	15
SIGNATURES	15
INDEX TO EXHIBITS	15

PART I
FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The following financial statements are filed with this report:

Condensed Consolidated Balance Sheets as of March 31, 2005, (unaudited) and December 31, 2004 (audited)

Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2005 (unaudited), March 31, 2004 (unaudited) and from inception of the development stage on November 20, 1991 through March 31, 2005 (unaudited)

Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2005 (unaudited), March 31, 2004 (unaudited), and from inception of the development stage on November 20, 1991 through March 31, 2005 (unaudited)

Notes to Unaudited Consolidated Financial Statements

2

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
	2005	2004
	(Restated)
ASSETS
CURRENT ASSETS

Cash	$3,158,525	$1,455,397
Deposits	51,100	51,100

Total Current Assets	3,209,625	1,506,497

TOTAL ASSETS	$3,209,625	$1,506,497

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES

Accounts payable	$2,363,550	$2,448,454
Accrued interest payable	431,160	415,262
Notes payable	336,717	336,717
Convertible notes payable	193,200	193,200
Research and development obligation	645,800	—
Financial instrument	8,390,004	—

Total Current Liabilities	12,360,431	3,393,633

TOTAL LIABILITIES	12,360,431	3,393,633

STOCKHOLDERS’ DEFICIT

Preferred stock, Series A, convertible; no par value; 50,000 shares authorized; 42,000 and 12,000 shares issued and outstanding, respectively; (aggregate liquidation preference of $4,200,000 and $1,200,000, respectively)	—	523,334
Common stock, no par value; 250,000 shares authorized; 107,101,947 and 105,653,335 shares issued and outstanding, respectively	15,179,407	14,918,657
Additional paid-in capital	1,811,477	3,424,383
Deficit accumulated prior to the development stage	(1,399,577)	(1,399,577)
Deficit accumulated during the development stage	(24,742,113)	(19,353,933)

Total Stockholders’ Deficit	(9,150,806)	(1,887,136)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,209,625	$1,506,497

See notes to condensed consolidated financial statements.

3

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(Unaudited)

			From Inception
			of the
			Development Stage
	For the Three		on November 20, 1991
	Months Ended		Through
	March 31,		March 31,
	2005	2004	2005
	(Restated)		(Restated)
REVENUES	$—	$—	$157,044

COST OF GOODS SOLD	—	—	14,564

GROSS PROFIT	—	—	142,480

OPERATING EXPENSES

General and administrative	251,996	2,047,693	15,428,966
Research and development	1,551,986	38,643	5,100,724
Inventory write-down	—	—	96,859
Impairment loss	—	—	9,709
License fees	—	—	1,001,500

Total Expenses	1,803,982	2,086,336	21,637,758

LOSS FROM OPERATIONS	(1,803,982)	(2,086,336)	(21,495,278)

OTHER INCOME (EXPENSES)

Unrealized loss on financial instrument	(3,593,764)	—	(3,593,764)
Interest income	5,564	1,700	35,135
Interest expense	(15,898)	(53,676)	(1,133,335)
Foreign currency transaction gain	19,900	—	19,900
Gain on forgiveness of debt	—	—	1,235,536
Other income	—	—	881,892

Total Other Expenses	(3,584,198)	(51,976)	(2,554,636)

NET LOSS	(5,388,180)	(2,138,312)	(24,049,914)

Preferred stock dividend from beneficial conversion feature	—	—	(692,199)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(5,388,180)	$(2,138,312)	$(24,742,113)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.05)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	106,506,793	84,830,304

See notes to condensed consolidated financial statements.

4

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

			From Inception
			of the
	For the Three		Development Stage
	Months Ended		on November 20, 1991
	March 31,		Through March 31,
	2005	2004	2005
	(Restated)		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(5,388,180)	$(2,138,312)	$(24,049,914)
Adjustments to reconcile net loss to net cash used by operating activities:
Foreign currency transaction gain	(19,900)	—	(19,900)
Common stock issued for services, expenses, and litigation	18,750	1,727,466	4,286,467
Acquired research and development costs	665,700	—	665,700
Unrealized loss on financial instrument	3,593,764	—	3,593,764
Depreciation	—	—	100,271
Reduction of escrow receivable from research and development	—	—	272,700
Stock options and warrants granted for services	—	—	4,811,253
Reduction of legal costs		—	(130,000)
Write-off of subscriptions receivable	—	—	112,500
Impairment loss on assets	—	—	9,709
Loss on disposal of equipment	—	—	30,364
Gain on debt restructuring	—	—	(1,235,536)
Write-off of accounts receivable	—	—	193,965
Note payable issued for litigation	—	—	385,000
Changes in operating assets and liabilities:
Increase in accounts receivable	—	—	(7,529)
Decrease in prepaid expenses	—	11,331	—
Decrease in deferred charges	—	12,077	—
Increase (decrease) in accounts payable	(84,904)	133,292	2,207,641
Increase (decrease) in accrued expenses	15,898	(3,264)	615,607

Net Cash Used by Operating Activities	(1,198,872)	(257,410)	(8,157,938)

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in deposits	—	—	(51,100)
Purchase of equipment	—	—	(132,184)
Payments received on note receivable	—	—	130,000

Net Cash Used by Investing Activities	—	—	(53,284)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock, preferred stock and warrants for cash	2,902,000	441,504	9,929,845
Contributed equity	—	—	131,374
Proceeds from notes payable	—	—	1,336,613
Payments on notes payable	—	—	(501,287)
Proceeds from convertible notes payable	—	—	571,702
Payments on convertible notes payable	—	—	(98,500)

Net Cash Provided by Financing Activities	2,902,000	441,504	11,369,747

NET INCREASE IN CASH	1,703,128	184,094	3,158,525

CASH AT BEGINNING OF PERIOD	1,455,397	424,216	—

CASH AT END OF PERIOD	$3,158,525	$608,310	$3,158,525

See notes to condensed consolidated financial statements.

5

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)

	For the Three
	Months Ended
	March 31,
	2005	2004
	(Restated)
SUPPLIMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Initial valuation of financial instrument	$10,624,050	$—
Retirement of notes payable with common stock	$—	$175,000
See notes to condensed consolidated financial statements.

6

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1 — Basis of Presentation

Unaudited Interim Consolidated Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary to a fair presentation of these financial statements have been included. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s 2004 Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. Certain reclassifications and other corrections for rounding have been made in prior-period financial statements to conform to the current-period presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Loss Per Common Share

Loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares outstanding. Potential common shares from convertible notes payable, warrants and stock options have not been included as they are anti-dilutive.

Stock Based Compensation

The Company accounts for its stock options under Accounting Principles Board (APB) Option No. 25 using the intrinsic value method. The Company has elected not to adopt the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). In accordance with Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, pro-forma net income, stock-based compensation expense, and earnings per share using the fair value method are stated as follows:

	Three months Ended March 31,
	2005	2004
Net loss applicable to common stockholders, as reported	$(5,388,180)	$(2,138,812)
Add: stock-based employee compensation expense included in reported net loss	—	1,577,000
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	—	(1,916,768)

Pro forma net loss applicable to common shareholders	$(5,388,180)	$(2,478,080)

Basic and diluted loss per share, as reported	$(0.05)	$(0.03)

Basic and diluted loss per share, pro forma	$(0.05)	$(0.03)

Assumptions used to calculate the income statement impact of stock options granted as it the Company had adopted FAS 123 were as follows:

	2005	2004
Expected dividend yield	n/a	—
Risk free interest rate	n/a	3.8%
Expected volatility	n/a	220%
Expected Life	n/a	7 years
Weighted average fair value per share	n/a	$0.10

Note 2 — Restatement of Financial Statements

     The Company’s previously issued condensed consolidated financial statements as of and for the three months ended March 31, 2005 have been restated to record the accounting of the warrants and embedded conversion option of the Series A Convertible Preferred Stock, entered into in October 2004 and March 2005, as liabilities, resulting in an increase to current liabilities, rather than as being recorded as equity. As a result of this restatement, the Company recorded $8,390,004 of additional current liability related to the fair value of the warrants and conversion feature of the preferred stock, with a reduction of $4,796,240 in equity along with an additional expense of $3,593,764 recorded as unrealized loss on financial instrument as of and for the three months ended March 31, 2005.

     The following table summarizes the effect of the restatement and reclassification adjustments on the financial statements as of and for the three months ended March 31, 2005:

			From Inception of the
			Development Stage on
	For the Three Months		November 20, 1991 Through
	Ended March 31,		March 31, 2005
		(Previously		(Previously
	(Restated)	reported)	(Restated)	Reported)
Revenues	$—	$—	$157,044	$157,044
Cost of Goods Sold	—	—	14,564	14,564
Operating Expenses	1,803,982	1,803,982	21,637,758	21,637,758

Loss from Operations	(1,803,982)	(1,803,982)	(21,495,278)	(21,495,278)

Other Income (Expenses)
Unrealized gain (loss) on financial instrument	(3,593,764)	—	(3,593,764)	—
Interest income	5,564	5,564	35,135	35,135
Interest expense	(15,898)	(15,898)	(1,133,335)	(1,133,335)
Foreign currency transaction gain	19,900	19,900	19,900	19,900
Gain on forgiveness of debt	—	—	1,235,536	1,235,536
Other income	—	—	881,892	881,892

Total Other Income (Expenses)	(3,584,198)	9,566	(2,554,636)	1,039,128

Net Loss	(5,388,180)	(1,794,416)	(24,049,914)	(20,456,150)

Preferred stock dividend from beneficial conversion feature	—	(1,264,409)	(692,199)	(1,956,608)

Net Loss Applicable to Common Shareholders	$(5,388,180)	$(3,058,825)	$(24,742,113)	$(22,412,758)

	March 31, 2005
		(Previously
	(Restated)	reported)
Total current liabilities	12,360,431	3,970,427
Total liabilities	12,360,431	3,970,427
Preferred stock	—	1,570,109
Additional paid-in capital	1,811,477	6,302,017
Deficit accumulated during the development stage	(24,742,113)	(22,412,758)
Total stockholders’ deficit	(9,150,806)	(760,802)

Note 3 — Going Concern Considerations

The Company’s recurring losses from development-stage activities in current and prior years raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. The Company is attempting to raise additional capital to fund research and development costs until it is able to consistently generate revenues and sustain profitable operations. However, there can be no assurance that these plans will be successful.

Note 4 — Issuance of Common Stock, Preferred Stock, and Warrants

Common Stock

During the three months ended March 31, 2005, the Company issued 1,448,612 shares of restricted common stock, 104,167 of which were issued for services valued at $18,750 and 1,344,445 of which were issued for cash totaling $242,000. In connection with the sales for cash, the Company also issued warrants to purchase 1,344,445 shares of restricted common stock at $0.18 per share, expiring 3 years from the date of issuance.

7

Preferred Stock, Warrants and Financial Instrument

During the three months ended March 31, 2005, the Company issued 30,000 shares of Series A Convertible Preferred Stock and warrants to purchase 22,877,478 shares of common stock for a total offering price of $3.0 million. The Company incurred $340,000 of offering costs and issued to the placement agent warrants to purchase 1,220,132 shares of common stock exercisable at $0.1967 per share which are exercisable for a period of three years. The Company valued these warrants at $194,612 ($0.16 per share) using the Black-Scholes option pricing model with the following assumptions: risk free rate of 3.9%, volatility of 170% and an expected life of three years.

Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from multiplying $100 by the conversion price. The conversion price is 75% of the average of the three lowest intra-day trading prices for the Company’s common stock during the 10 trading days immediately preceding the conversion date. The conversion price may not exceed $0.1967. The warrants are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 22,877,478 shares of common stock of the Company at $0.1967 per share. The warrants expire three years after the date of issuance.

The Series A Convertible Preferred Stock has no voting rights. In the event of liquidation, the holders are entitled to a liquidating distribution of $100 per share. The Company also entered into a Registration Rights Agreement with the investors requiring the Company to file a registration statement with the Securities and Exchange Commission concerning the shares of common stock issuable upon conversion of the Preferred Stock and exercise of the warrants and use its “best efforts” to obtain effectiveness of the registration statement as soon as possible after it is filed. There are no liquidation damages and no significant penalties in the event the Company’s registration statement is not declared effective within the required period.

The conversion terms of the Series A Convertible Preferred Stock doesn’t contain a conversion floor; therefore the Company is unable to determine the number of common shares the preferred stock can be converted into. Accordingly, under the guidance of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock,” the conversion feature and the warrants associated with the preferred stock are considered a financial instrument which is recorded at its full fair value and classified as a liability on the accompanying financial statements. The fair value of the conversion feature and the warrants on the date of issuance was $8,293,198 computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9% and an expected life of three years. The fair value of the financial instrument exceeded the proceeds by $5,827,810 which was recorded as an expense on the statement of operations. Due to the fair value of the conversion feature and warrants being greater than the net proceeds received from the preferred stock offering, none of the net proceeds have been assigned to the preferred stock.

As noted above, the Company cannot determine the number of shares issuable for the Conversion of the Series A Convertible Preferred Stock to common stock, therefore, the Company is unsure whether it has sufficient shares to satisfy the 12,000 share Series A Convertible Preferred Stock and 4,575,495 warrants issued in October 2004. In accordance with EITF 00-19 the fair value of the conversion feature and warrants has been reclassified as a liability. The fair value of the conversion feature and the warrants on the date of reclassification was $2,330,852 computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9% and an expected life of three years. The difference between the fair value of the financial instrument and the proceeds previously recorded as equity ($1,423,598) was recorded against additional paid-in capital. Due to the fair value of the conversion feature and the warrants being greater than the previous equity amount and the preferred stock having no par value, no amounts have been assigned to the preferred stock.

The Company is also required to value the fair market price of the financial instrument as of March 31, 2005. The fair value of the financial instrument was $8,390,004. The Company used the Black-Scholes model in calculating fair value with the following assumptions: volatility of 166%, risk free interest rate of 4.0% and an expected life of three years. The changes in fair market value have been recorded as adjustments in the line “Unrealized loss on financial instrument” in the statement of operations for all periods presented.

8

Note 5 – Other Significant Events

SaveCream Asset Purchase

On March 16, 2005, the Company completed the purchase of the intellectual property assets (the “Assets”) of Savetherapeutics AG, a German corporation in liquidation in Hamburg, Germany (“SaveT”). The Assets consist primarily of patents, patent applications, pre-clinical study data and clinical trial data concerning SaveCream, SaveT’s developmental-stage topical aromatase inhibitor treatment for breast cancer. SaveCream never generated revenues for SaveT. The Company’s analysis as to whether the intellectual property purchased constituted a business resulted in the conclusion that no such business had been acquired.

The purchase price of the Assets was negotiated to be €2,350,000 (approximately $3.1 million under current exchange rates), payable as follows: €500,000 at closing, €500,000 (approximately $645,800 using the March 31, 2005 exchange rates) upon conclusion of certain pending transfers of patent and patent application rights from SaveT’s inventors to the Company, and the remaining €1,350,000 (approximately $1.74 million at current exchange rates) upon successful commercialization of the Assets. The Company’s source of funds for the acquisition was a $3 million investment in the Company’s Series A Preferred Stock by an unrelated third party, as described in Note 3.

SaveT inventors have yet to assign the patent and application rights to the Company, management has deemed the assignment of the rights to be reasonably likely because the inventors are contractually bound to execute and deliver the assignments; therefore, the Company has recorded the second €500,000 payment as a current liability in these financial statements. At present it is undeterminable whether the intellectual property will ever be commercialized; therefore, the final €1,350,000 under this acquisition has

9

not been accrued as a liability as of March 31, 2005. The Company determined the intellectual property purchased should be expensed as research and development costs

Formation of MDI Oncology, Inc.

On March 22, 2005, the Company formed MDI Oncology, Inc., a Delaware Corporation, as a wholly-owned subsidiary for the purpose of acquiring and operating the assets and associated business ventures associated with the SaveCream purchase.

Note 6 – Subsequent Event

In April, 2005, the Company negotiated a settlement regarding notes payable totaling $336,717 and accrued interest of $269,364, by payment of $300,000 in cash. The Company will recognize a gain on settlement of debt totaling $306,081.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources, and results of operations. This analysis should be read in conjunction with the consolidated financial statements and notes thereto at pages 2 through 8 and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “2004 10-KSB”).

This section contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under “Cautionary Statement for Forward-Looking Information and Factors Affecting Future Results” below and elsewhere in this report.

Overview

We are a developmental-stage bio-pharmaceutical company engaged in the research, validation, development and ultimate commercialization of two drugs: MDI-P and SaveCream. MDI-P is an anti-infective drug that we believe will be a safe and effective treatment for bacterial infections, viral infections and fungal infections. SaveCream is a breast cancer medication that is applied topically to reduce breast cancer tumors. Both of these drugs are still in development and have not been approved by the U.S. Food and Drug Administration (FDA).

Our initial target indications for MDI-P are Cystic Fibrosis and HIV. We have filed an Investigatory New Drug application (IND) with the FDA seeking permission to begin Phase I human clinical trials of MDI-P as a treatment for Cystic Fibrosis. The FDA has responded to our IND and we are hopeful that we can satisfactorily answer the FDA’s questions and satisfy the FDA’s follow-up requests for further animal testing, resulting in the FDA approving the application. If the FDA approves that IND, we will begin human trials at St. Luke’s Regional Medical Center in Boise, Idaho using a protocol designed by Dr. Henry Thompson. If our Phase I IND for Cystic Fibrosis is successful, we intend to file an IND for Phase I testing of MDI-P as a treatment for HIV at Harvard School of Medicine using a protocol designed by Dr. Bruce Dezube. We also expect to add additional indications for the use of MDI-P in the future as we further our pre-clinical development.

We recently purchased the intellectual property for SaveCream from the liquidation estate of a defunct German biotechnology company. In a European Union study of SaveCream used by over 100 women diagnosed with breast cancer, a significant number of those women experienced a significant tumor reduction. This study, while preliminary, indicates that SaveCream may be substantially more effective and faster acting than similar drugs already on the market. We are in the process of developing a global commercialization strategy for SaveCream.

Recent Events

SaveCream Asset Purchase. On March 16, 2005 we announced the purchase of intellectual property assets from the liquidation estate of Savetherapeutics AG, a defunct German biotechnology company headquartered in Hamburg. The purchase price was €2,350,000 (approximately $3.035 million, using the March 31, 2005 exchange rate). Before it ceased business in 2004, Savetherapeutics (SaveT) had been developing SaveCream, a topical steroidal form of aromatase inhibitor (AI) for breast cancer that never generated revenues for SaveT.

11

This promising cancer therapeutic product has been tested in the European Union under a unique German regulatory scheme that allows patients with limited treatment options to receive novel treatments. In the study, over 100 women diagnosed with breast cancer received special permission to be treated with SaveCream. A significant number of those women experienced significant tumor reduction. This study indicates substantially improved efficacy in reduction of breast tumors, in shorter time frames than the three approved AIs currently on the market. We are in the process of developing a global commercialization strategy for SaveCream.

M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Mercator Momentum Fund, L.P., and Mercator Momentum Fund III, L.P., provided us with $3 million for the purchase.

We expect to perform additional CMC (chemistry manufacturing and control) work and expand the clinical trials over 2005, and believe this will open the door to commercialization opportunities for SaveCream by late 2006, which may be quicker than we can commercialize MDI-P. This purchase also allows us to diversify our product base.

We analyzed whether the intellectual property purchased was a business within the contemplation of Regulation S-X, and concluded that no such business had been acquired.

Cystic Fibrosis IND. We are continuing to prosecute our IND for Cystic Fibrosis with the FDA. We have agreed with the FDA on a large animal model protocol to establish pharmacological safety with relation to cardio and central nervous system toxicity for this IND. We expect to begin that phase of testing in the very near future and to start Phase I clinical trials on Cystic Fibrosis in Q4 of 2005.

Results of Operations

Revenues and Gross Profit — We did not book any revenue for the three-month periods ended March 31, 2005 or March 31, 2004. As we continue to pursue pre-clinical and clinical testing of our pharmaceuticals, we do not anticipate booking significant revenues in the near future.

Operating Expenses and Operating Loss — We incurred $1,551,986 in research and development expenses for the quarter ended March 31, 2005, $1,345,000 of which related to our acquiring the patents and patent rights relating to SaveCream. We incurred $38,643 in research and development expenses for the same period of 2004. Our general and administrative expenses were $251,996 during the first quarter of 2005, as compared to $2,047,693 during the quarter ended March 31, 2004. As a result of the foregoing, we sustained an operating loss of $1,803,982 for the quarter ended March 31, 2005, as compared with an operating loss of $2,086,336 for the same period of 2004.

Other Income/Expense and Net Loss - We booked $5,564 in interest income and incurred interest expenses of $15,898 for the quarter ended March 31, 2005, as compared with interest income of $1,700 and $53,676 in interest expenses for the same period of 2004. The decrease in interest expense is a result of our successful efforts to convert high-interest debt to equity. In addition, we realized a gain of $19,900 on the foreign currency adjustment relating to our obligations in the SaveCream asset purchase. We also recognized an unrealized loss on financial instrument of $3,593,764 during the quarter as a result of the change in fair value associated with these instruments. There was no such loss recognized during the first quarter of 2004. In sum, our net loss applicable to common shareholders for the first quarter of 2005 was $5,388,180 or a loss of $0.05 per fully diluted share. For the quarter ended March 31, 2004 we incurred a net loss applicable to common shareholders of $2,138,312, making a loss of $0.03 per fully diluted share.

Future Expectations - We expect to operate at a loss for several more years while we continue to research, gain regulatory approval of, and commercialize our technologies. We will spend more in the remainder of the 2005 fiscal year in research and development expenses than we did over the prior year as we continue

12

to implement our commercialization strategy. Similarly, we expect our general and administrative expenses to continue to increase for the remainder of 2005 as we continue to expand the scope of our operations. As a result, we expect to sustain a greater net loss in 2005 than we have in recent years.

Liquidity and Capital Resources

As of March 31, 2005, we had $3,158,525 in cash and had a working capital deficit of $9,150,806. Since our inception, we have financed our operations primarily through private sales of equity and the issuance of convertible and non-convertible notes. We continue to require significant supplementary funding to continue to develop, research, and seek regulatory approval of our technologies. We do not currently generate any cash from operations and have no credit facilities in place or available. Currently, we are funding operations through private issuances of equity.

During the three months ended March 31, 2005, we issued 30,000 shares of our Series A Preferred Stock to an unrelated third-party in exchange for $3 million in cash, less offering costs of $340,000. We intend to use this cash for additional research and development, including making the second installment on our purchase of the SaveCream assets.

We are seeking to raise substantial additional funds in private stock offerings in order to meet our near-term and mid-term funding requirements. While we are optimistic that we can raise such funds, we cannot provide positive assurances that we will be successful in our efforts. Given that we are still in an early development stage and do not have revenues from operations, raising equity financing can, at times, be difficult. In addition, any additional equity financing will have a substantial dilutive effect to our current shareholders.

We believe we have sufficient capital on hand to complete Phase I clinical trials for Cystic Fibrosis once the FDA approves our IND. We also believe we have sufficient capital to file our IND for HIV.

Once an IND application for HIV is submitted, and assuming it is approved, we will need additional capital to initiate Phase I clinical trials. We estimate the cost to complete Phase I and Phase II clinical trials to be several million dollars per indication and the cost to complete Phase III testing and obtain approval of an NDA to be in the tens of millions of dollars per indication.

While our ability to obtain financing may improve in the event our IND application is approved, we cannot give assurances that we will have access to the significant capital required to take a drug through regulatory approvals and to market. We may seek a partner in the global pharmaceutical industry to help us co-develop, license, or even purchase some or all of our technologies.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as defined in Item 303(c) of Regulation S-B.

Cautionary Statement for Forward Looking Information

Certain information set forth in this report contains “forward-looking statements” within the meaning of federal securities laws. Forward looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, and financing needs and other information that is not historical information. When used in this report, the words “estimates,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. Additional forward-looking statements may be made by us from time to time. All such subsequent forward-looking statements, whether written or oral and whether made by us or on our behalf, are also expressly qualified by these cautionary statements.

Our forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable

13

basis, including without limitation, our examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that our expectations, beliefs and projections will result or be achieved or accomplished. Our forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause actual results to differ materially from those set forth in, contemplated by or underlying the forward-looking statements contained in this report. Those risks and uncertainties include, but are not limited to, our lack of significant operating revenues and lack of profit to date, our need for substantial and immediate additional capital, the fact that we may dilute existing shareholders through additional stock issuances, the extensive governmental regulation to which we are subject, the fact that our technologies remain unproven, the intense competition we face from other companies and other products, and our reliance upon potentially inadequate intellectual property. Those risks and certain other uncertainties are discussed in more detail in the 2004 10-KSB. There may also be other factors, including those discussed elsewhere in this report, that may cause our actual results to differ from the forward-looking statements. Any forward-looking statements made by us or on our behalf should be considered in light of these factors.

ITEM 3. CONTROLS AND PROCEDURES

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2005. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2005.

(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

PART II
OTHER INFORMATION

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

During the three months ended March 31, 2005, we issued 1,344,445 restricted shares of common stock to unrelated private investors for a cash inflow of $242,000, in accordance with Rule 144 of the Securities Exchange Act of 1934. In addition, we issued 30,000 shares of our Series A Preferred Stock in March 2005, in exchange for $3,000,000 in cash. Neither of these issuances involved an underwriter. We believe these issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because the sales did not involve a public offering. The investment proceeds were utilized toward the purchase of the SaveCream assets, and will help complete our Phase I clinical trials in Cystic Fibrosis which we plan to commence in the first quarter of 2005 once our IND is accepted with the FDA. In addition, we intend to utilize a significant portion of these proceeds in further research, development, and commercialization of the patents and patent rights acquired in the SaveCream purchase.

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ITEM 6. EXHIBITS

The following documents are furnished as exhibits to this Form 10-QSB/A. Exhibits marked with an asterisk are filed herewith. The remainder of the exhibits previously have been filed with the Commission and are incorporated herein by reference.

Number	Exhibit
2 .1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L. and Medical Discoveries, Inc. regarding the purchase of the essential assets of Savetherapeutics AG i.L. (filed as Exhibit 2.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

3 .1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3 .2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4 .1	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4 .2	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

10 .1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

21	Subsidiaries.†

31.1	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

†	Previously filed.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICAL DISCOVERIES, INC.

Judy M. Robinett
President and Chief Executive Officer
Date: January ___, 2006

15

INDEX TO EXHIBITS

Number	Exhibit
2.1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L. and Medical Discoveries, Inc. regarding the purchase of the essential assets of Savetherapeutics AG i.L. (filed as Exhibit 2.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3.2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4.1	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.2	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

10.1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

21	Subsidiaries.†

31.1	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

†	Previously filed.

16

Exhibit 31.1
RULE 13a-14(a) CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Judy M. Robinett, certify that:
1. I have reviewed this quarterly report on Form 10-QSB/A of Medical Discoveries, Inc., a Utah corporation (the “registrant”);
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d -15(e) for the registrant and we have:
     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;
     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and
     c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: January __, 2006
Judy M. Robinett
President and Chief Executive Officer

Exhibit 31.2
RULE 13a-14(a) CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Dierdra J. Burgess, certify that:
1. I have reviewed this quarterly report on Form 10-QSB/A of Medical Discoveries, Inc., a Utah corporation (the “registrant”);
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d -15(e)) for the registrant and we have:
     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;
     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and
     c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: January __, 2006
Dierdra J. Burgess
Controller

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amended Quarterly Report of Medical Discoveries, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Judy M. Robinett, President and Chief Executive Officer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January __, 2006
Judy M. Robinett
President and Chief Executive Officer

     A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company’s Form 10-QSB/A solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-QSB/A or as a separate disclosure document.

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amended Quarterly Report of Medical Discoveries, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dierdra J. Burgess, Controller, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January __, 2006
Dierdra J. Burgess
Controller

     A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company’s Form 10-QSB/A solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-QSB/A or as a separate disclosure document.

ANNEX B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB/A
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT
For the transition period from                      to
Commission file number 0-12627
MEDICAL DISCOVERIES, INC.
(Exact name of Small Business Issuer as specified in its charter)

Utah	87-0407858

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1388 S. Foothill Drive, #266, Salt Lake City, Utah 84108

(Address of principal executive offices)
(801) 582-9583

(Issuer’s telephone number, including area code)
N/A

(Former name, former address and former fiscal year, if changed since last report)
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☑  No  ☐
APPLICABLE ONLY TO CORPORATE ISSUERS:
State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: As of August 10, 2005, there were 107,829,724 shares of the issuer’s Common Stock and 42,000 shares of the issuer’s Series A Preferred Stock outstanding.
Transitional Small Business Disclosure Format (check one):  Yes  ☐  No  ☑

Explanatory Note
The purpose of this amendment on Form 10-QSB/A to the Quarterly Report on Form 10-QSB of Medical Discoveries, Inc. for the three and six months ended June 30, 2005 is to restate our interim consolidated financial statements for the period ended June 30, 2005 and related disclosures as of and for the period ended June 30, 2005. Generally, no attempt has been made in this Form 10-QSB/A to modify or update other disclosures presented in the original report on Form 10-QSB except as required to reflect the effects of the restatement. The Form 10-QSB/A generally does not reflect events occurring after the filing of the Form 10-QSB or modify or update those disclosures, including the exhibits to the Form 10-QSB, affected by subsequent events. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-QSB on August 12, 2005. Accordingly, this Form 10-QSB/A should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the original Form 10-QSB, including any amendments to those filings. The following items have been amended as a result of the restatement:
Part I - Item 1. Financial Statements
Part I - Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Part II - Item 6. Exhibits
The purpose of the restatement is to give effect to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock, ” pursuant to which we have reclassified as liabilities the conversion features of our Series A Convertible Preferred Stock and the warrants issued in connection therewith.
For convenience and ease of reference, we are filing our quarterly report in its entirely with the applicable changes.

PART I
FINANCIAL INFORMATION
ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS	3
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
ITEM 3. CONTROLS AND PROCEDURES	14
PART II
OTHER INFORMATION
ITEM 6. EXHIBITS	15
SIGNATURES	16
INDEX TO EXHIBITS	17

PART I
FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The following financial statements are filed with this report:
Condensed Consolidated Balance Sheets as of June 30, 2005, (unaudited) and December 31, 2004 (audited)
Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2005 (unaudited), June 30, 2004 (unaudited), three-month periods ended June 30, 2005 (unaudited), June 30, 2004 (unaudited) and from inception of the development stage on November 20, 1991 through June 30, 2005 (unaudited)
Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2005 (unaudited), June 30, 2004 (unaudited), and from inception of the development stage on November 20, 1991 through June 30, 2005 (unaudited)
Notes to Unaudited Condensed Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
	2005	2004
	(Restated)
ASSETS
CURRENT ASSETS

Cash	$2,424,197	$1,455,397
Deposits	51,100	51,100

Total Current Assets	2,475,297	1,506,497

Property and Equipment, Net	67,621	—

TOTAL ASSETS	$2,542,918	$1,506,497

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES

Accounts payable	$2,611,343	$2,448,454
Accrued interest payable	222,760	415,262
Notes payable	56,000	336,717
Convertible notes payable	193,200	193,200
Research and development obligation	604,900	—
Financial instrument	7,646,550	—

Total Current Liabilities	11,334,753	3,393,633

TOTAL LIABILITIES	11,334,753	3,393,633

STOCKHOLDERS’ DEFICIT

Preferred stock, Series A, convertible; no par value; 50,000 shares authorized; 42,000 and 12,000 shares issued and outstanding, respectively; (aggregate liquidation preference of $4,200,000 and $1,200,000, respectively)	—	523,334
Common stock, no par value; 250,000 shares authorized; 107,829,724 and 105,653,335 shares issued and outstanding, respectively	15,310,407	14,918,657
Additional paid-in capital	1,811,504	3,424,383
Deficit accumulated prior to the development stage	(1,399,577)	(1,399,577)
Deficit accumulated during the development stage	(24,514,169)	(19,353,933)

Total Stockholders’ Deficit	(8,791,835)	(1,887,136)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,542,918	$1,506,497

See notes to condensed consolidated financial statements.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(Unaudited)

					From Inception
					of the
					Development Stage
	For the Three		For the Six		on November 20, 1991
	Months Ended		Months Ended		Through
	June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005
	(Restated)		(Restated)		(Restated)
REVENUES	$—	$—	$—	$—	$157,044

COST OF GOODS SOLD	—	—	—	—	14,564

GROSS PROFIT	—	—	—	—	142,480

OPERATING EXPENSES

General and administrative	636,325	369,270	888,321	2,416,963	16,065,291
Research and development	118,520	132,335	1,670,506	170,978	5,219,244
Inventory write-down	—	—	—	—	96,859
Impairment loss	—	—	—	—	9,709
License fees	—	—	—	—	1,001,500

Total Expenses	754,845	501,605	2,558,827	2,587,941	22,392,603

LOSS FROM OPERATIONS	(754,845)	(501,605)	(2,558,827)	(2,587,941)	(22,250,123)

OTHER INCOME (EXPENSES)

Unrealized gain (loss) on financial instrument	743,427	—	(2,850,337)	—	(2,850,337)
Interest income	9,346	1,426	14,910	3,126	44,481
Interest expense	(7,237)	(33,048)	(23,135)	(86,724)	(1,140,572)
Foreign currency transaction gain	40,900	—	60,800	—	60,800
Gain on forgiveness of debt	196,353	—	196,353	—	1,431,889
Other income	—	720	—	720	881,892

Total Other Income (Expenses)	982,789	(30,902)	(2,601,409)	(82,878)	(1,571,847)

NET INCOME/(LOSS)	227,944	(532,507)	(5,160,236)	(2,670,819)	(23,821,970)

Preferred stock dividend from beneficial conversion feature	—	—	—	—	(692,199)

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS	$227,944	$(532,507)	$(5,160,236)	$(2,670,819)	$(24,514,169)

BASIC EARNINGS/(LOSS) PER SHARE	$0.00	$(0.01)	$(0.05)	$(0.03)

DILUTED EARNINGS/(LOSS) PER SHARE	$0.00	$(0.01)	$(0.05)	$(0.03)

See notes to condensed consolidated financial statements.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

			From Inception
			of the
	For the Six		Development Stage
	Months Ended		on November 20, 1991
	June 30,		Through June 30,
	2005	2004	2005
	(Restated)		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(5,160,236)	$(2,670,819)	$(23,821,970)
Adjustments to reconcile net loss to net cash used by operating activities:
Unrealized loss on financial instrument	2,850,337	—	2,850,337
Foreign currency transaction gain	(60,800)	—	(60,800)
Gain on debt restructuring	(196,353)	—	(1,431,889)
Common stock issued for services, expenses, and litigation	18,750	1,750,954	4,286,467
Acquired research and development costs	665,700	—	665,700
Depreciation	870	—	101,141
Reduction of escrow receivable from research and development	—	—	272,700
Stock options and warrants granted for services	—	—	4,811,253
Reduction of legal costs		—	(130,000)
Write-off of subscriptions receivable	—	—	112,500
Impairment loss on assets	—	—	9,709
Loss on disposal of equipment	—	—	30,364
Write-off of accounts receivable	—	—	193,965
Note payable issued for litigation	—	—	385,000
Changes in operating assets and liabilities:
Increase in accounts receivable	—	—	(7,529)
Decrease in prepaid expenses	—	11,331	—
Decrease in deferred charges	—	12,077	—
Increase (decrease) in accounts payable	162,889	293,150	2,455,434
Increase (decrease) in accrued expenses	23,134	2,516	622,843

Net Cash Used by Operating Activities	(1,695,709)	(600,791)	(8,654,775)

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in deposits	—	—	(51,100)
Purchase of equipment	(68,491)	—	(200,675)
Payments received on note receivable	—	—	130,000

Net Cash Used by Investing Activities	(68,491)	—	(121,775)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock, preferred stock and warrants for cash	3,033,000	718,504	10,060,845
Contributed equity	—	—	131,374
Proceeds from notes payable	—	—	1,336,613
Payments on notes payable	(300,000)	(195,000)	(801,287)
Proceeds from convertible notes payable	—	—	571,702
Payments on convertible notes payable	—	—	(98,500)

Net Cash Provided by Financing Activities	2,733,000	523,504	11,200,747

NET INCREASE IN CASH	968,800	(77,287)	2,424,197

CASH AT BEGINNING OF PERIOD	1,455,397	424,216	—

CASH AT END OF PERIOD	$2,424,197	$346,929	$2,424,197

See notes to condensed consolidated financial statements.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)

	For the Six
	Months Ended
	June 30,
	2005	2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Initial valuation of financial instrument	$10,624,050	$—
Retirement of notes payable with common stock	$—	$175,000
See notes to condensed consolidated financial statements.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 1 — Basis of Presentation
Unaudited Interim Consolidated Financial Statements
The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s 2004 Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. Certain reclassifications and other corrections for rounding have been made in prior-period financial statements to conform to the current-period presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.
Stock Based Compensation
The Company accounts for its stock options under Accounting Principles Board (APB) Opinion No. 25 using the intrinsic value method. The Company has elected not to adopt the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). In accordance with Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, pro-forma net income, stock-based compensation expense, and earnings per share using the fair value method are stated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income (loss) applicable to common shareholders, as reported	$227,944	$(532,507)	$(5,160,236)	$(2,670,819)
Add: Stock-based employee compensation expense included in reported net loss	—	—	—	1,577,000
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	—	—	—	(1,916,768)

Pro forma net income (loss) applicable to common shareholders	$227,944	$(532,507)	$(5,160,236)	$(3,010,587)

Basic earnings (loss) per share, as reported	$0.00	$(0.01)	$(0.05)	$(0.03)

Diluted earnings (loss) per share, as reported	$0.00	$(0.01)	$(0.05)	$(0.03)

Basic earnings (loss) per share, pro forma	$0.00	$(0.01)	$(0.05)	$(0.03)

Diluted earnings (loss) per share, pro forma	$0.00	$(0.01)	$(0.05)	$(0.03)

Assumptions used to calculate the income statement impact of stock options granted as if the Company had adopted FAS 123 were as follows:

	2005	2004
Expected dividend yield	N/A	—
Risk free interest rate	N/A	3.8%
Expected volatility	N/A	220%
Expected life	N/A	7 years
Weighted average fair value per share	N/A	$0.10
Earnings (Loss) Per Common Share

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004

Net income (loss)	$227,944	$(532,507)	$(5,160,236)	$(2,670,819)

Basic Weighted-Average Common Shares Outstanding	107,580,033	92,393,559	107,043,413	88,478,847
Effect of dilutive securities
Convertible notes	128,671	—	—	—
Convertible preferred stock	57,776,847	—	—	—
Warrants	767,936	—	—	—
Stock Options	16,289,969	—	—	—

Diluted Weighted-Average Common Shares Outstanding	182,543,456	92,393,559	107,043,413	88,478,847

Basic Net Income Per Common Share	$0.00	$(0.01)	$(0.05)	$(0.03)
Diluted Net Income Per Common Share	$0.00	$(0.01)	$(0.05)	$(0.03)

Potential common shares from convertible notes payable, convertible preferred stock, warrants and stock options for the three months ended June 30, 2004 and the six months ended June 30, 2005 and 2004 have not been included as their effects are anti dilutive.
Note 2 — Restatement of Financial Statements
     The Company’s previously issued condensed consolidated financial statements as of June 30, 2005 and for the three and six months ended June 30, 2005 have been restated to record the accounting of the warrants and embedded conversion option of the Series A Convertible Preferred Stock, entered into in October 2004 and March 2005, as liabilities, resulting in an increase to current liabilities, rather than as being recorded as equity. As a result of this restatement, the Company recorded $7,646,550 of additional current liability related to the fair value of the warrants and conversion feature of the preferred stock, with a reduction of $4,796,213 in equity along with an additional expense of $2,850,337 recorded as a unrealized loss on financial instrument as of and for the six months ended June 30, 2005.
     The following table summarizes the effect of the restatement and reclassification adjustments on the financial statements as of June 30, 2005 and for the three and six months ended June 30, 2005:

					From Inception of the
					Development Stage on
	For the Three Months		For the Six Months		November 20, 1991 Through
	Ended June 30,		Ended June 30,		June 30, 2005
		(Previously		(Previously		(Previously
	(Restated)	reported)	(Restated)	reported)	(Restated)	Reported)
Revenues	$—	$—	$—	$—	$157,044	$157,044
Cost of Goods Sold	—	—	—	—	14,564	14,564
Operating Expenses	754,845	754,845	2,558,827	2,558,827	22,392,603	22,392,603

Loss from Operations	(754,845)	(754,845)	(2,558,827)	(2,558,827)	(22,250,123)	(22,250,123)

Other Income (Expenses)
Unrealized gain (loss) on financial instrument	743,427	—	(2,850,337)	—	(2,850,337)	—
Interest income	9,346	9,346	14,910	14,910	44,481	44,481
Interest expense	(7,237)	(7,237)	(23,135)	(23,135)	(1,140,572)	(1,140,572)
Foreign currency transaction gain	40,900	40,900	60,800	60,800	60,800	60,800
Gain on forgiveness of debt	196,353	196,353	196,353	196,353	1,431,889	1,431,889
Other income		—	—	—	881,892	881,892

Total Other Income (Expenses)	982,789	239,362	(2,601,409)	248,928	(1,571,847)	1,278,490

Net Income (Loss)	227,944	(515,483)	(5,160,236)	(2,309,899)	(23,821,970)	(20,971,633)

Preferred stock dividend from beneficial conversion feature	—	—	—	(1,264,409)	(692,199)	(1,956,608)

Net Income (Loss) Applicable to Common Shareholders	$227,944	$(515,483)	$(5,160,236)	$(3,574,308)	$(24,514,169)	$(22,928,241)

	June 30, 2005
		(Previously
	(Restated)	reported)
Total current liabilities	11,334,753	3,688,203
Total liabilities	11,334,753	3,688,203
Preferred stock	—	1,570,109
Additional paid-in capital	1,811,504	6,302,017
Deficit accumulated during the development stage	(24,514,169)	(22,928,241)
Total stockholders’ equity (deficit)	(8,791,835)	(1,145,285)
Note 3 — Going Concern Considerations
The Company’s recurring losses from development-stage activities in current and prior years raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. The Company is attempting to raise additional capital to fund research and development costs until it is able to consistently generate revenues and sustain profitable operations. However, there can be no assurance that these plans will be successful.
Note 4 — Issuance of Common Stock, Preferred Stock, and Warrants
Common Stock
During the six months ended June 30, 2005, the Company issued 2,176,389 shares of restricted common stock, 104,167 of which were issued for services valued at $18,750 and 2,072,222 of which were issued for cash totaling $373,000. In connection with the sales for cash, the Company also issued warrants to purchase 2,072,222 shares of restricted common stock at $0.18 per share, expiring 3 years from the date of issuance.
Preferred Stock, Warrants and Financial Instrument
During the three months ended March 31, 2005, the Company issued 30,000 shares of Series A Convertible Preferred Stock and warrants to purchase 22,877,478 shares of common stock for a total offering price of $3.0 million. The Company incurred $340,000 of offering costs and issued to the placement agent warrants to purchase 1,220,132 shares of common stock exercisable at $0.1967 per share which are exercisable for a period of three years. The Company valued these warrants at $194,612 ($0.16 per share) using the Black Scholes option pricing model with the following assumptions: risk free rate of 3.9%, volatility of 170% and an expected life of three years.
Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from multiplying $100 by the conversion price. The conversion price is 75% of the average of the three lowest intra-day trading prices for the Company’s common stock during the 10 trading days immediately preceding the conversion date. The conversion price may not exceed $0.1967. The warrants are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 22,877,478 shares of common stock of the Company at $0.1967 per share. The warrants expire three years after the date of issuance.
The Series A Convertible Preferred Stock has no voting rights. In the event of liquidation, the holders are entitled to a liquidating distribution of $100 per share. The Company also entered into a Registration Rights Agreement with the investors requiring the Company to file a registration statement with the Securities and Exchange Commission concerning the shares of common stock issuable upon conversion of the Preferred Stock and exercise of the warrants and to use its “best efforts” to obtain effectiveness of the registration statement as soon as possible after it is filed. There are no liquidation damages and no significant penalties in the event the Company’s registration statement is not declared effective within the required period.
The conversion terms of the Series A Convertible Preferred Stock doesn’t contain a conversion floor; therefore the Company is unable to determine the number of common shares the preferred stock can be converted into. Accordingly, under the guidance of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock,” the conversion feature and the warrants associated with the preferred stock are considered a financial instrument which is recorded at its full fair value and classified as a liability on the accompanying financial statements. The fair value of the conversion feature and the warrants on the date of issuance was $8,293,198 computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9% and an expected life of three years. The fair value of the financial instrument exceeded the proceeds by $5,827,810 which was recorded as an expense on the statement of operations. Due to the fair value of the conversion feature and warrants being greater than the net proceeds received from the preferred stock offering, none of the net proceeds have been assigned to the preferred stock.
As noted above, the Company cannot determine the number of shares issuable for the Conversion of the Series A Convertible Preferred Stock to common stock, therefore, the Company is unsure whether it has sufficient shares to satisfy the 12,000 share Series A Convertible Preferred Stock and 4,575,495 warrants issued in October 2004. In accordance with EITF 00-19 the fair value of the conversion feature and warrants has been reclassified as a liability. The fair value of the conversion feature and the warrants on the date of reclassification was $2,330,852 computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9% and an expected life of three years. The difference between the fair value of the financial instrument and the proceeds previously recorded as equity ($1,423,598) was recorded against additional paid-in capital. Due to the fair value of the conversion feature and the warrants being greater than the previous equity amount and the preferred stock having no par value, no amounts have been assigned to the preferred stock.
The Company is also required to value the fair market price of the financial instrument as of June 30, 2005. The fair value of the financial instrument was $7,646,550 on June 30, 2005. The Company used the Black-Scholes model in calculating fair value with the following assumptions: volatility of 152%, risk free interest rate of 3.7% and an expected life of three years. The changes in fair market value have been recorded as adjustments in the line “Unrealized loss on financial instrument” in the statement of operations for all periods presented.
Note 5 — Other Significant Events
SaveCream Asset Purchase
On March 16, 2005, the Company completed the purchase of the intellectual property assets (the “Assets”) of Savetherapeutics AG, a German corporation in liquidation in Hamburg, Germany (“SaveT”). The Assets consist primarily of patents, patent applications, pre-clinical study data and clinical trial data concerning SaveCream,

SaveT’s developmental-stage topical aromatase inhibitor treatment for breast cancer. SaveCream never generated revenues for SaveT. The Company’s analysis as to whether the intellectual property purchased constituted a business resulted in the conclusion that no such business had been acquired.
The purchase price of the Assets was negotiated to be €2,350,000 (approximately $2.8 million under current exchange rates), payable as follows: €500,000 at closing, €500,000 (approximately $665,700 on the date of transaction, $604,900 using the June 30, 2005 exchange rates) upon conclusion of certain pending transfers of patent and patent application rights from SaveT’s inventors to the Company, and the remaining €1,350,000 (approximately $1.74 million at current exchange rates) upon successful commercialization of the Assets. The Company’s source of funds for the acquisition was a $3 million investment in the Company’s Series A Preferred Stock by an unrelated third party, as described in Note 3.
SaveT inventors have yet to assign the patent and application rights to the Company, management has deemed the assignment of the rights to be reasonably likely because the inventors are contractually bound to execute and deliver the assignments; therefore, the Company has recorded the second €500,000 payment as a current liability in these financial statements. At present it is undeterminable whether the intellectual property will ever be commercialized; therefore, the final €1,350,000 under this acquisition has not been accrued as a liability as of June 30, 2005. The Company determined the intellectual property purchased should be expensed as research and development costs
Formation of MDI Oncology, Inc.
On March 22, 2005, the Company formed MDI Oncology, Inc., a Delaware Corporation, as a wholly-owned subsidiary for the purpose of acquiring and operating the assets and associated business ventures associated with the SaveCream purchase.
Settlement of Debt
On April 1, 2005, the Company negotiated a settlement regarding notes payable totaling $280,717 and accrued interest of $215,636, by payment of $300,000 in cash. The Company recognized a gain on settlement of debt totaling $196,353.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources, and results of operations. This analysis should be read in conjunction with the consolidated financial statements and notes thereto at pages 3 through 11 and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “2004 10-KSB”).
This section contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under “Cautionary Statement for Forward-Looking Information and Factors Affecting Future Results” below and elsewhere in this report.
Overview
We are a developmental-stage bio-pharmaceutical company engaged in the research, validation, development and ultimate commercialization of two drugs: MDI-P and SaveCream. MDI-P is an anti-infective drug that we believe will be a safe and effective treatment for bacterial infections, viral infections and fungal infections. SaveCream is a breast cancer medication that is applied topically to reduce breast cancer tumors. Both of these drugs are still in development and have not been approved by the U.S. Food and Drug Administration (FDA).
Our initial target indications for MDI-P are Cystic Fibrosis and HIV. We have filed an Investigatory New Drug application (IND) with the FDA seeking permission to begin Phase I human clinical trials of MDI-P as a treatment for Cystic Fibrosis. The FDA has responded to our IND and we are hopeful that we can satisfactorily answer the FDA’s questions and satisfy the FDA’s follow-up requests for further animal testing, resulting in the FDA approving the application. If the FDA approves that IND, we will begin human trials at St. Luke’s Regional Medical Center in Boise, Idaho using a protocol designed by Dr. Henry Thompson. If our Phase I IND for Cystic Fibrosis is successful, we intend to file an IND for Phase I testing of MDI-P as a treatment for HIV at Harvard School of Medicine using a protocol designed by Dr. Bruce Dezube. We also expect to add additional indications for the use of MDI-P in the future as we further our pre-clinical development.
We recently purchased the intellectual property for SaveCream from the liquidation estate of a defunct German biotechnology company. In a European Union study of SaveCream used by over 100 women diagnosed with breast cancer, a significant number of those women experienced a significant tumor reduction. This study, while preliminary, indicates that SaveCream may be substantially more effective and faster acting than similar drugs already on the market. We are in the process of developing a global commercialization strategy for SaveCream.
Recent Events
SaveCream Asset Purchase. We are in the process of developing a commercialization plan for SaveCream and of integrating the SaveCream assets into MDI. Specifically, we are working to complete the transfer of patents and patent applications to MDI’s subsidiary designated for developing SaveCream. As we previously reported, at the time we purchased SaveCream and the other intellectual property assets from Savetherapeutics A.G. (SaveT), SaveT had not yet obtained and filed with the appropriate patent offices assignments of the various inventors’ rights to the underlying inventions. Each of those inventors has agreed and is contractually bound to assign such rights. We are currently in the process of securing the applicable assignments. However, we may need to initiate litigation against the inventors to secure such assignments.
Cystic Fibrosis IND. We are continuing to prosecute our IND for cystic fibrosis with the FDA. We have agreed with the FDA on a large animal model protocol to establish pharmacological safety with relation to cardio and central nervous system toxicity as well as genotoxicity for this IND. We expect to begin that phase of testing in Q3 of this year and to start Phase I clinical trials on cystic fibrosis in Q1 of 2006, subject to FDA approval.
Results of Operations
Revenues and Gross Profit — We did not book any revenue for the three or six-month periods ended June 30, 2005 or June 30, 2004. As we continue to pursue pre-clinical and clinical testing of our pharmaceuticals, we may not book significant revenues in the near future.
Operating Expenses and Operating Loss — We incurred $118,520 in research and development expenses for the quarter ended June 30, 2005. We incurred $132,335 in research and development expenses for the same period of 2004. Our general and administrative expenses were $636,325 during the quarter ended June 30, 2005, as compared to $369,270 during the quarter ended June 30, 2004. As a result of the foregoing, we sustained an operating loss of $754,845 for the quarter ended June 30, 2005, as compared with an operating loss of $501,605 for the same period of 2004.
For the six months ended June 30, 2005 we incurred $1,670,506 in research and development expenses, $1,345,000 of which related to our acquiring the patents and patent rights relating to SaveCream. We incurred $170,978 in research and development expenses for the same period of 2004. Our general and administrative expenses were

$888,321 during the first six months of 2005, as compared to $2,416,963 during the six-month period ended June 30, 2004, resulting in operating losses of $2,558,827 through June 30, 2005 and $2,587,941 for the same period of 2004.
Other Income/Expense and Net Income/Loss — We booked $9,346 in interest income and incurred interest expenses of $7,237 for the quarter ended June 30, 2005, as compared with interest income of $1,426 and $33,048 in interest expenses for the same period of 2004. The decrease in interest expense is a result of our successful efforts to convert high-interest debt to equity. We also recorded $196,353 as Gain on Forgiveness of Debt during the quarter ended June 30, 2005, which resulted from a negotiated settlement of certain notes payable. In addition, we recognized an unrealized gain on financial instrument of $743,427 during the quarter. In sum, we incurred net income applicable to common shareholders for the second quarter of 2005 of $227,944 or income of less than $0.01 per fully diluted share. For the quarter ended June 30, 2004 we incurred a net loss applicable to common shareholders of $532,507, making a loss of $0.01 per fully diluted share.
For the six months ended June 30, 2005, we booked $14,910 in interest income and incurred interest expense of $23,135, as compared with $3,126 of interest income and $86,724 of interest expense for the comparable period of 2004. In addition, we recognized an unrealized loss on financial instrument of $2,850,337 during the first six months as a result of the change in fair value associated with these instruments. There was no such loss recognized during the first half of 2004. Our net loss applicable to common shareholders for the first half of 2005 was $5,160,236 or $0.05 per fully diluted share. Our net loss for the first half of 2004 was $2,670,819 or $0.03 per fully diluted share.
Future Expectations — We may operate at a loss for several more years while we continue to research, gain regulatory approval of, and commercialize our technologies. We will spend more in the remainder of the 2005 fiscal year in research and development expenses than we did over the prior year as we continue to implement our commercialization strategy. Similarly, we expect our general and administrative expenses to continue to increase for the remainder of 2005 as we continue to expand the scope of our operations. As a result, we expect to sustain a greater net loss in 2005 than we have in recent years.
Liquidity and Capital Resources
As of June 30, 2005, we had $2,424,197 in cash and had a working capital deficit of $8,859,456. Since our inception, we have financed our operations primarily through private sales of equity and the issuance of convertible and non-convertible notes. We continue to require significant supplementary funding to continue to develop, research, and seek regulatory approval of our technologies. We do not currently generate any cash from operations and have no credit facilities in place or available. Currently, we are funding operations through private issuances of equity.
During the six months ended June 30, 2005, we issued 30,000 shares of our Series A Preferred Stock to an unrelated third-party in exchange for $3 million in cash, less offering costs of $340,000. We intend to use this cash for additional research and development, including making the second installment on our purchase of the SaveCream assets.
We believe we have sufficient capital on hand to complete Phase I clinical trials for Cystic Fibrosis once the FDA approves our IND. We also believe we have sufficient capital to file our IND for HIV.
Once an IND application for HIV is submitted, and assuming it is approved, we will need additional capital to initiate Phase I clinical trials. We estimate the cost to complete Phase I and Phase II clinical trials to be several million dollars per indication and the cost to complete Phase III testing and obtain approval of an NDA to be in the tens of millions of dollars per indication.
While our ability to obtain financing may improve in the event our IND application is approved, we cannot give assurances that we will have access to the significant capital required to take a drug through regulatory approvals and to market. We may seek a partner in the global pharmaceutical industry to help us co-develop, license, or even purchase some or all of our technologies.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements as defined in Item 303(c) of Regulation S-B.
Cautionary Statement for Forward Looking Information
Certain information set forth in this report contains “forward-looking statements” within the meaning of federal securities laws. Forward looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, and financing needs and other information that is not historical information. When used in this report, the words “estimates,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. Additional forward-looking statements may be made by us from time to time. All such subsequent forward-looking statements, whether written or oral and whether made by us or on our behalf, are also expressly qualified by these cautionary statements.
Our forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, our examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that our expectations, beliefs and projections will result or be achieved or accomplished. Our forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.
There are a number of risks and uncertainties that could cause actual results to differ materially from those set forth in, contemplated by or underlying the forward-looking statements contained in this report. Those risks and uncertainties include, but are not limited to, our lack of significant operating revenues and lack of profit to date, our need for substantial and immediate additional capital, the fact that we may dilute existing shareholders through additional stock issuances, the extensive governmental regulation to which we are subject, the fact that our technologies remain unproven, the intense competition we face from other companies and other products, and our reliance upon potentially inadequate intellectual property. Those risks and certain other uncertainties are discussed in more detail in the 2004 10-KSB. There may also be other factors, including those discussed elsewhere in this report, that may cause our actual results to differ from the forward-looking statements. Any forward-looking statements made by us or on our behalf should be considered in light of these factors.
ITEM 3. CONTROLS AND PROCEDURES
(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of June 30, 2005. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2005.
(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

PART II
OTHER INFORMATION
ITEM 6. EXHIBITS
The following documents are furnished as exhibits to this Form 10-QSB/A. Exhibits marked with an asterisk are filed herewith. The remainder of the exhibits previously have been filed with the Commission and are incorporated herein by reference.

Number	Exhibit
2.1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L. and Medical Discoveries, Inc. regarding the purchase of the essential assets of Savetherapeutics AG i.L. (Exhibits referenced therein will be provided upon request.)

3.1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3.2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4.1	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.2	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

10.1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

21	Subsidiaries.†

31.1	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

†	Previously filed.

SIGNATURES
In accordance with the requirements of the Exchange Act, the registrant caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICAL DISCOVERIES, INC.

Judy M. Robinett
President and Chief Executive Officer
Date: January __, 2006

INDEX TO EXHIBITS

Number	Exhibit
2.1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L. and Medical Discoveries, Inc. regarding the purchase of the essential assets of Savetherapeutics AG i.L. (Exhibits referenced therein will be provided upon request.)

3.1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3.2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4.1	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.2	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

10.1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

21	Subsidiaries.†

31.1	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

†	Previously filed.

Exhibit 31.1
RULE 13a-14(a) CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Judy M. Robinett, certify that:
1. I have reviewed this quarterly report on Form 10-QSB/A of Medical
Discoveries, Inc., a Utah corporation (the “registrant”);
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d -15(e) for the registrant and we have:
     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;
     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and
     c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: January ___, 2006
Judy M. Robinett
President and Chief Executive Officer

Exhibit 31.2
RULE 13a-14(a) CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Dierdra J. Burgess, certify that:
1. I have reviewed this quarterly report on Form 10-QSB/A of Medical
Discoveries, Inc., a Utah corporation (the “registrant”);
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d -15(e)) for the registrant and we have:
     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;
     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and
     c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: January ___, 2006
Dierdra J. Burgess
Controller

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amended Quarterly Report of Medical Discoveries, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Judy M. Robinett, President and Chief Executive Officer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the
Company.

Dated: January __, 2006
Judy M. Robinett
President and Chief Executive Officer

     A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company’s Form 10-QSB/A solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-QSB/A or as a separate disclosure document.

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amended Quarterly Report of Medical Discoveries, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dierdra J. Burgess, Controller, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the
Company.

Dated: January __, 2006
Dierdra J. Burgess
Controller

     A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company’s Form 10-QSB/A solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-QSB/A or as a separate disclosure document.

ANNEX C

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB/A
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT
For the transition period from                      to
Commission file number 0-12627
MEDICAL DISCOVERIES, INC.
(Exact name of Small Business Issuer as specified in its charter)

Utah	87-0407858

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1388 S. Foothill Drive, #266, Salt Lake City, Utah 84108

(Address of principal executive offices)
(801) 582-9583

(Issuer’s telephone number, including area code)
N/A

(Former name, former address and former fiscal year, if changed since last report)
Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
APPLICABLE ONLY TO CORPORATE ISSUERS:
State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: As of November 10, 2005, there were 107,679,724 shares of the issuer’s Common Stock and 42,000 shares of the issuer’s Series A Preferred Stock outstanding.
Transitional Small Business Disclosure Format (check one): Yes ☐ No ☑

Explanatory Note
The purpose of this amendment on Form 10-QSB/A to the Quarterly Report on Form 10-QSB of Medical Discoveries, Inc. for the three and nine months ended September 30, 2005 is to restate our interim consolidated financial statements for the period ended September 30, 2005 and related disclosures as of and for the period ended September 30, 2005. Generally, no attempt has been made in this Form 10-QSB/A to modify or update other disclosures presented in the original report on Form 10-QSB except as required to reflect the effects of the restatement. The Form 10-QSB/A generally does not reflect events occurring after the filing of the Form 10-QSB or modify or update those disclosures, including the exhibits to the Form 10-QSB, affected by subsequent events. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the original filing of the form 10-QSB on November 14, 2005. Accordingly, this Form 10-QSB/A should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the original Form 10-QSB, including any amendment to those filings. The following items have been amended as a result of the restatement:
Part I — Item 1. Financial Statements
Part I — Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Part II — Item 6. Exhibits
The purpose of the restatement is to give effect to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock,” pursuant to which we have reclassified as liabilities the conversion features of our Series A Convertible Preferred Stock and the warrants issued in Connection therewith.
For convenience and ease of reference, we are filing our quarterly report in its entirely with the applicable changes.

PART I
FINANCIAL INFORMATION
ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS	3
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
ITEM 3. CONTROLS AND PROCEDURES	14
PART II
OTHER INFORMATION
ITEM 6. EXHIBITS	15
SIGNATURES	17
INDEX TO EXHIBITS	18

2

PART I
FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The following financial statements are filed with this report:
Condensed Consolidated Balance Sheets as of September 30, 2005, (unaudited) and December 31, 2004 (audited)
Condensed Consolidated Statements of Operations for the nine-month periods ended September 30, 2005 (unaudited), September 30, 2004 (unaudited), three-month periods ended September 30, 2005 (unaudited), September 30, 2004 (unaudited) and from inception of the development stage on November 20, 1991 through September 30, 2005 (unaudited)
Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2005 (unaudited), September 30, 2004 (unaudited), and from inception of the development stage on November 20, 1991 through September 30, 2005 (unaudited)
Notes to Unaudited Condensed Consolidated Financial Statements

3

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
	2005	2004
	(Restated)
ASSETS
CURRENT ASSETS

Cash	$1,256,939	$1,455,397
Deposits	—	51,100

Total Current Assets	1,256,939	1,506,497

Note receivable	301,450
Property and Equipment, Net	73,432	—

TOTAL ASSETS	$1,631,821	$1,506,497

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES

Accounts payable	$2,658,393	$2,448,454
Accrued interest payable	230,298	415,262
Notes payable	56,000	336,717
Convertible notes payable	193,200	193,200
Research and development obligation	602,900	—
Financial instrument	7,073,935	—

Total Current Liabilities	10,814,726	3,393,633

TOTAL LIABILITIES	10,814,726	3,393,633

STOCKHOLDERS’ DEFICIT

Preferred stock, Series A, convertible; no par value; 50,000 shares authorized; 42,000 and 12,000 shares issued and outstanding, respectively; (aggregate liquidation preference of $4,200,000 and $1,200,000, respectively)	—	523,334
Common stock, no par value; 250,000 shares authorized; 107,629,724 and 105,653,335 shares issued and outstanding, respectively	15,283,407	14,918,657
Additional paid-in capital	1,811,504	3,424,383
Deficit accumulated prior to the development stage	(1,399,577)	(1,399,577)
Deficit accumulated during the development stage	(24,878,239)	(19,353,933)

Total Stockholders’ Deficit	(9,182,905)	(1,887,136)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,631,821	$1,506,497

4

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(Unaudited)

					From Inception
					of the
					Development Stage
	For the Three		For the Nine		on November 20, 1991
	Months Ended		Months Ended		Through
	September 30,		September 30,		September 30,
	2005	2004	2005	2004	2005
	(Restated)		(Restated)		(Restated)
REVENUES	$—	$—	$—	$—	$157,044

COST OF GOODS SOLD	—	—	—	—	14,564

GROSS PROFIT	—	—	—	—	142,480

OPERATING EXPENSES

General and administrative	557,713	250,819	1,446,034	2,667,782	16,623,004
Research and development	364,335	191,506	2,034,841	362,484	5,583,579
Inventory write-down	—	—	—	—	96,859
Impairment loss	—	—	—	—	9,709
License fees	—	—	—	—	1,001,500

Total Expenses	922,048	442,325	3,480,875	3,030,266	23,314,651

LOSS FROM OPERATIONS	(922,048)	(442,325)	(3,480,875)	(3,030,266)	(23,172,171)

OTHER INCOME (EXPENSES)

Unrealized gain(loss) on financial instrument	572,615	—	(2,277,722)	—	(2,277,722)
Interest income	2,674	854	17,584	3,980	47,155
Interest expense	(7,591)	(27,497)	(30,726)	(114,221)	(1,148,163)
Foreign currency transaction gain (loss)	(9,720)	—	51,080	—	51,080
Gain on forgiveness of debt	—	—	196,353	—	1,431,889
Other income	—	39	—	759	881,892

Total Other Income (Expenses)	557,978	(26,604)	(2,043,431)	(109,482)	(1,013,869)

NET LOSS	(364,070)	(468,929)	(5,524,306)	(3,139,748)	(24,186,040)

Preferred stock dividend from beneficial conversion feature	—	—	—	—	(692,199)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(364,070)	$(468,929)	$(5,524,306)	$(3,139,748)	$(24,878,239)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.00)	$(0.00)	$(0.05)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	107,760,835	96,482,603	107,282,554	89,667,882

5

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

			From Inception
			of the
	For the Nine		Development Stage
	Months Ended		on November 20, 1991
	September 30,		Through September 30,
	2005	2004	2005
	(Restated)		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(5,524,306)	$(3,139,748)	$(24,186,040)
Adjustments to reconcile net loss to net cash used by operating activities:
Unrealized loss on financial instrument	2,277,722	—	2,277,722
Foreign currency transaction gain	(51,080)	—	(51,080)
Gain on debt restructuring	(196,353)	—	(1,431,889)
Common stock issued for services, expenses, and litigation	18,750	66,500	4,286,467
Acquired research and development costs	665,700	—	665,700
Depreciation	4,613	—	104,884
Reduction of escrow receivable from research and development	—	—	272,700
Stock options and warrants granted for services	—	1,675,000	4,811,253
Reduction of legal costs		—	(130,000)
Write-off of subscriptions receivable	—	—	112,500
Impairment loss on assets	—	—	9,709
Loss on disposal of equipment	—	—	30,364
Write-off of accounts receivable	51,100	—	245,065
Note payable issued for litigation	—	—	385,000
Changes in operating assets and liabilities:
Increase in accounts receivable	—	—	(7,529)
Decrease in prepaid expenses	—	11,331	—
Decrease in deferred charges	—	12,077	—
Increase (decrease) in accounts payable	209,939	264,288	2,502,484
Increase (decrease) in accrued expenses	30,672	37,905	630,381

Net Cash Used by Operating Activities	(2,513,243)	(1,072,647)	(9,472,309)

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in deposits	—	—	(51,100)
Purchase of equipment	(78,045)	—	(210,229)
Issuance of note receivable	(313,170)	—	(313,170)
Payments received on note receivable	—	—	130,000

Net Cash Used by Investing Activities	(391,215)	—	(444,499)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock, preferred stock and warrants for cash	3,006,000	1,352,886	10,033,845
Contributed equity	—	—	131,374
Proceeds from notes payable	—	—	1,336,613
Payments on notes payable	(300,000)	(270,000)	(801,287)
Proceeds from convertible notes payable	—	—	571,702
Payments on convertible notes payable	—	—	(98,500)

Net Cash Provided by Financing Activities	2,706,000	1,082,886	11,173,747

NET INCREASE IN CASH	(198,458)	10,239	1,256,939

CASH AT BEGINNING OF PERIOD	1,455,397	424,216	—

CASH AT END OF PERIOD	$1,256,939	$434,455	$1,256,939

6

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)

	For the Nine
	Months Ended
	September 30,
	2005	2004
SUPPLIMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Initial valuation of financial instrument	$10,624,054	$—
Retirement of notes payable with common stock	$—	$175,000
See notes to condensed consolidated financial statements.

7

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 1 — Basis of Presentation
Unaudited Interim Condensed Consolidated Financial Statements
The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s 2004 Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.
Stock Based Compensation
The Company accounts for its stock options under Accounting Principles Board (APB) Opinion No. 25 using the intrinsic value method. The Company has elected not to adopt the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). In accordance with Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, pro-forma net income, stock-based compensation expense, and earnings per share using the fair value method are stated as follows:

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,
	2005	2004	2005	2004
Net loss applicable to common shareholders, as reported	$(364,070)	$(468,929)	$(5,524,306)	$(3,139,748)
Add: Stock-based employee compensation expense included in reported net loss	—	—	—	1,577,000
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	—	—	—	(1,916,768)

Pro forma net loss applicable to common shareholders	$(364,070)	$(468,929)	$(5,524,306)	$(3,479,516)

Basic and diluted loss per share, as reported	$(0.00)	$(0.00)	$(0.05)	$(0.03)

Basic and diluted loss per share, pro forma	$(0.00)	$(0.00)	$(0.05)	$(0.04)

8

Assumptions used to calculate the fair value of stock options granted as if the Company had adopted FAS 123 were as follows:

	2005	2004
Expected dividend yield	N/A		—
Risk free interest rate	N/A		3.8%
Expected volatility	N/A		220%
Expected life	N/A	7	years
Weighted average fair value per share	N/A		$0.10
Loss Per Common Share
Loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares outstanding. Potential common shares from convertible notes payable, convertible preferred stock, warrants and stock options have not been included as they are anti-dilutive.
Note 2 — Restatement of Financial Statements
The Company’s previously issued condensed consolidated financial statements as of September 30, 2005 and for the three and nine months ended September 30, 2005 have been restated to record the accounting of the warrants and embedded conversion option of the Series A Convertible Preferred Stock, entered into in October 2004 and March 2005, as liabilities, resulting in an increase to current liabilities, rather than as being recorded as equity. As a result of this restatement, the Company recorded $7,073,935 of additional current liability related to the fair value of the warrants and conversion feature of the preferred stock, with a reduction of $4,796,213 in equity along with an additional expense of $2,277,722 recorded as a unrealized loss on financial instrument as of and for the nine months ended September 30, 2005.
The following table summarizes the effect of the restatement and reclassification adjustments on the financial statements as of September 30, 2005 and for the three and nine months ended September 30, 2005:

	For the Three Months		For the Nine Months		November 20, 1991 Through
	Ended September 30, 2005		Ended September 30, 2005		September 30, 2005
		(Previously		(Previously		(Previously
	(Restated)	reported)	(Restated)	reported)	(Restated)	Reported)
Revenues	$—	$—	$—	$—	$157,044	$157,044
Cost of Goods Sold	—	—	—	—	14,564	14,564
Operating Expenses	922,048	922,048	3,480,875	3,480,875	23,314,651	23,314,651

Loss from Operations	(922,048)	(922,048)	(3,480,875)	(3,480,875)	(23,172,171)	(23,172,171)

Other Income (Expenses)
Unrealized gain (loss) on financial instrument	572,615	—	(2,277,722)	—	(2,277,722)	—
Interest income	2,674	2,674	17,584	17,584	47,155	47,155
Interest expense	(7,591)	(7,591)	(30,726)	(30,726)	(1,148,163)	(1,148,163)
Foreign currency transaction gain	(9,720)	(9,720)	51,080	51,080	51,080	51,080
Gain on forgiveness of debt	—	—	196,353	196,353	1,431,889	1,431,889
Other income	—	—	—	—	881,892	881,892

Total Other Income (Expenses)	557,978	(14,637)	(2,043,431)	234,291	(1,013,869)	1,263,853

Net Loss	(364,070)	(936,685)	(5,524,306)	(3,246,584)	(24,186,040)	(21,908,318)

Preferred stock dividend from beneficial conversion feature	—	—	—	(1,264,409)	(692,199)	(1,956,608)

Net Loss Applicable to Common Shareholders	$(364,070)	$(936,685)	$(5,524,306)	$(4,510,993)	$(24,878,239)	$(23,864,926)

	September 30, 2005
		(Previously
	(Restated)	reported)
Total current liabilities	10,814,726	3,740,791
Total liabilities	10,814,726	3,740,791
Preferred stock	—	1,570,109
Additional paid-in capital	1,811,504	6,302,017
Deficit accumulated during the development stage	(24,878,239)	(23,864,926)
Total stockholders’ deficit	(9,182,905)	(2,108,970)
Note 3 — Going Concern Considerations
The Company’s recurring losses from development-stage activities in current and prior years raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. The Company is attempting to raise additional capital to fund research and development costs until it is able to consistently generate revenues and sustain profitable operations. However, there can be no assurance that these plans will be successful.
Note 4 — Issuance of Common Stock, Preferred Stock, and Warrants
Common Stock
During the nine months ended September 30, 2005, the Company issued 2,026,389 shares of restricted common stock, 104,167 of which were issued for services valued at $18,750 and 192,222 of which were issued for cash totaling $346,000. In connection with the sales for cash, the Company also issued warrants to purchase 192,222 shares of restricted common stock at $0.18 per share, expiring 3 years from the date of issuance.
Preferred Stock, Warrants and Financial Instrument
During the three months ended March 31, 2005, the Company issued 30,000 shares of Series A Convertible Preferred Stock and warrants to purchase 22,877,478 shares of common stock for a total offering price of $3.0 million. The Company incurred $340,000 of offering costs and issued to the placement agent warrants to purchase 1,220,132 shares of common stock exercisable at $0.1967 per share which are exercisable for a period of three years. The Company valued these warrants at $194,612 ($0.16 per share) using the Black Scholes option pricing model with the following assumptions: risk free rate of 3.9%, volatility of 170% and an expected life of three years.
Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from multiplying $100 by the conversion price. The conversion price is 75% of the average of the three lowest intra-day trading prices for the Company’s common stock during the 10 trading days immediately preceding the conversion date. The conversion price may not exceed $0.1967. The warrants are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 22,877,478 shares of common stock of the Company at $0.1967 per share. The warrants expire three years after the date of issuance.
The Series A Convertible Preferred Stock has no voting rights. In the event of liquidation, the holders are entitled to a liquidating distribution of $100 per share. The Company also entered into a Registration Rights Agreement with the investors requiring the Company to file a registration statement with the Securities and Exchange Commission concerning the shares of common stock issuable upon conversion of the Preferred Stock and exercise of the warrants and to use its “best efforts to obtain effectiveness of the registration statement as soon as possible after it is filed. There are no liquidation damages and no significant penalties in the event the Company’s registration statement is not declared effective within the required period.
The conversion terms of the Series A Convertible Preferred Stock doesn’t contain a conversion floor; therefore the Company is unable to determine the number of common shares the preferred stock can be converted into. Accordingly, under the guidance of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock,” the conversion feature and the warrants associated with the preferred stock are considered a financial instrument which is recorded at its full fair value and classified as a liability on the accompanying financial statements. The fair value of the conversion feature and the warrants on the date of issuance was $8,293,198 computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9% and an expected life of three years. The fair value of the financial instrument exceeded the proceeds by $5,827,810 which was recorded as an expense on the statement of operations. Due to the fair value of the conversion feature and warrants being greater than the net proceeds received from the preferred stock offering, none of the net proceeds have been assigned to the preferred stock.
As noted above, the Company cannot determine the number of shares issuable for the Conversion of the Series A Convertible Preferred Stock to common stock, therefore, the Company is unsure whether it has sufficient shares to satisfy the 12,000 share Series A Convertible Preferred Stock and 4,575,495 warrants issued in October 2004. In accordance with EITF 00-19 the fair value of the conversion feature and warrants has been reclassified as a liability. The fair value of the conversion feature and the warrants on the date of reclassification was $2,330,852 computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9% and an expected life of three years. The difference between the fair value of the financial instrument and the proceeds previously recorded as equity ($1,423,598) was recorded against additional paid-in capital. Due to the fair value of the conversion feature and the warrants being greater than the previous equity amount and the preferred stock having no par value, no amounts have been assigned to the preferred stock.
The Company is also required to value the fair market price of the financial instrument as of September 30, 2005. The fair value of the financial instrument was $7,073,935 on September 30, 2005. The Company used the Black-Scholes model in calculating fair value with the following assumptions: volatility of 153%, risk free interest rate of 4.2% and an expected life of three years. The changes in fair market value have been recorded as adjustments in the line “Unrealized loss on financial instrument” in the statement of operations for all periods presented.

9

Note 5 — Other Significant Events
SaveCream Asset Purchase
On March 16, 2005, the Company completed the purchase of the intellectual property assets (the “Assets”) of Savetherapeutics AG, a German corporation in liquidation in Hamburg, Germany (“SaveT”). The Assets consist primarily of patents, patent applications, pre-clinical study data and clinical trial data concerning SaveCream, SaveT’s developmental-stage topical aromatase inhibitor treatment for breast cancer. SaveCream never generated revenues for SaveT. The Company’s analysis as to whether the intellectual property purchased constituted a business resulted in the conclusion that no such business had been acquired.
The purchase price of the Assets was negotiated to be €2,350,000 (approximately $2.8 million under current exchange rates), payable as follows: €500,000 at closing, €500,000 (approximately $665,700 on the date of transaction, $602,900 using the September 30, 2005 exchange rates) upon conclusion of certain pending transfers of patent and patent application rights from SaveT’s inventors to the Company, and the remaining €1,350,000 (approximately $1.62 million at current exchange rates) upon successful commercialization of the Assets. The Company’s source of funds for the acquisition was a $3 million investment in the Company’s Series A Preferred Stock by an unrelated third party, as described in Note 3.
SaveT inventors have yet to assign the patent and application rights to the Company, management has deemed the assignment of the rights to be reasonably likely because the inventors are contractually bound to execute and deliver the assignments; therefore, the Company has recorded the second €500,000 payment as a current liability in these financial statements. At present it is undeterminable whether the intellectual property will ever be commercialized; therefore, the final €1,350,000 under this acquisition has not been accrued as a liability as of September 30, 2005. The Company determined the intellectual property purchased should be expensed as research and development costs
Formation of MDI Oncology, Inc.
On March 22, 2005, the Company formed MDI Oncology, Inc., a Delaware Corporation, as a wholly-owned subsidiary for the purpose of acquiring and operating the assets and associated business ventures associated with the SaveCream purchase.
Settlement of Debt
On April 1, 2005, the Company negotiated a settlement regarding notes payable totaling $280,717 and accrued interest of $215,636, by payment of $300,000 in cash. The Company recognized a gain on settlement of debt totaling $196,353.

10

Transactions with Shareholder
On July 15, 2005, the Company entered into an agreement to grant a shareholder a non-interest bearing loan in the amount of €500,000 (approximately $603,000 under current exchange rates) in exchange for the transfer of certain patents in relation to Savetherapeutics AG, and the performance of certain research activities. The loan is payable as follows, €100,000 upon closing, €150,000 after signature of consent to the transfer of patents, and €250,000 after performance and acceptance of certain research activities. As of September 30, 2005, the amount of the loan was €250,000 (approximately $301,000 under current exchange rates). Settlement of the loan shall take place by offsetting against profit claims, which accrue to the shareholder from his stake in the Company.
Subsequent to the transfer of the industrial property rights and applications, the Company shall grant to the aforementioned shareholder a 6% stake in MDI Oncology, Inc and to assign to him 6% of the shares. The Company deemed these shares to have no value because it is a start-up company, and its success is contingent on several different factors. The Company also entered into an employment contract with the shareholder for a period of 24 months. The shareholder will receive a fee of €120,000 per annum (approximately $145,000 using current exchange rates.)
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The purpose of this section is to discuss and analyze our condensed consolidated financial condition, liquidity and capital resources, and results of operations. This analysis should be read in conjunction with the condensed consolidated financial statements and notes thereto at pages 3 through 11 and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “2004 10-KSB”).
This section contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under “Cautionary Statement for Forward-Looking Information and Factors Affecting Future Results” below and elsewhere in this report.
Overview
We are a developmental-stage bio-pharmaceutical company engaged in the research, validation, development and ultimate commercialization of two drugs: MDI-P and SaveCream. MDI-P is an anti-infective drug that we believe will be a safe and effective treatment for bacterial infections, viral infections and fungal infections. We further believe that MDI-P will be a safe and effective treatment for cystic fibrosis. SaveCream is a breast cancer medication that is applied topically to reduce breast cancer tumors. Both of these drugs are still in development and have not been approved by the U. S. Food and Drug Administration (FDA).
Our initial target indications for MDI-P are cystic fibrosis and HIV. We have filed an Investigational New Drug application (IND) with the FDA seeking permission to begin Phase I human clinical trials of MDI-P as a treatment for cystic fibrosis. The FDA has responded to our IND and we are hopeful that we can satisfactorily answer the FDA’s questions and satisfy the FDA’s follow-up requests for further animal testing, resulting in the FDA approving the application. If the FDA approves that IND, we will begin human trials at St. Luke’s Regional Medical Center in Boise, Idaho using a protocol designed by Dr. Henry Thompson. If our Phase I IND for cystic fibrosis is successful, we intend to file an IND for Phase I testing of MDI-P as a treatment for HIV at Harvard School of Medicine using a protocol designed by Dr. Bruce Dezube. We also expect to add additional indications for the use of MDI-P in the future as we further our preclinical development.
We recently purchased SaveCream from a German biotechnology company. In a European Union study of SaveCream used by over 100 women diagnosed with Stage 4 breast cancer, a significant number of those women experienced a significant tumor reduction. This preliminary study showed an average reduction in tumor size of fifty percent in two weeks. If these preliminary results are realized in further clinical testing, this compound may be a useful neoadjuvant therapy for reducing tumor size, increasing the potential for breast-saving surgery in place of mastectomy. We are in the process of developing a global commercialization strategy for SaveCream.

11

Recent Events
SaveCream Asset Transfer. We are in the process of developing a commercialization plan for SaveCream and of integrating the SaveCream assets into MDI. Specifically, we are working to complete the transfer of patents and patent applications to MDI’s subsidiary designated for developing SaveCream. As we previously reported, at the time we purchased SaveCream and the other intellectual property assets from Savetherapeutics A.G. (SaveT), SaveT had not yet obtained and filed with the appropriate patent offices assignments from SaveCream’s two inventors of the rights to the underlying inventions. Each of those inventors has at least twice agreed with SaveT to assign such rights and is contractually bound to do so. The fact that SaveT never followed through and filed the assignment appears to be a mere oversight. One of the inventors, Alfred Schmidt, has refused to cooperate to correct that oversight. We may need to initiate litigation against Mr. Schmidt to extinguish his rights as a co-inventor. We have entered into an agreement with the other inventor, Heinrich Wieland, pursuant to which he has provided us with the applicable assignments, which we are in the process of filing with the appropriate patent offices. Should we be unsuccessful in terminating Mr. Schmidt’s rights, he will remain a co-owner with us of the patent rights. As a co-owner we would have the right to commercialize the inventions, but that right would not be exclusive. Without exclusive rights to the inventions underlying SaveCream, their value to us is much lower than it otherwise would be.
Cystic Fibrosis IND. We are continuing to prosecute our IND for cystic fibrosis with the FDA. At the FDA’s request, we have conducted a large animal model study intended to establish pharmacological safety with relation to cardio and central nervous system toxicity as well as genotoxicity for this IND. Should the FDA find the results of that study sufficient, we could start Phase I clinical trials on cystic fibrosis in Q1 of 2006, subject to FDA approval.
Results of Operations
Revenues and Gross Profit — We did not book any revenue for the three or nine-month periods ended September 30, 2005. As we continue to pursue preclinical and clinical testing of our pharmaceuticals, we may not book significant revenues in the near future.
Operating Expenses and Operating Loss — We incurred $364,335 in research and development expenses for the quarter ended September 30, 2005. We incurred $191,506 in research and development expenses for the same period of 2004. Our general and administrative expenses were $557,713 during the quarter ended September 30, 2005, as compared to $250,819 during the quarter ended September 30, 2004. As a result of the foregoing, we sustained an operating loss of $922,048 for the quarter ended September 30, 2005, as compared with an operating loss of $442,325 for the same period of 2004.
For the nine months ended September 30, 2005 we incurred $2,034,841 in research and development expenses, $1,345,000 of which related to our acquiring the patents and patent rights relating to SaveCream. We incurred $362,484 in research and development expenses for the same period of 2004. Our general and administrative expenses were $1,446,034 during the first nine months of 2005, as compared to $2,667,782 during the nine-month period ended September 30, 2004, resulting in operating losses of $3,480,875 through September 30, 2005 and $3,030,266 for the same period of 2004.
Other Income/Expense and Net Loss — We booked $2,674 in interest income and incurred interest expenses of $7,591 for the quarter ended September 30, 2005, as compared with interest income of $854 and $27,497 in interest expenses for the same period of 2004. During the quarter ended September 30, 2005, we also booked a foreign currency loss of $9,720. We had no foreign currency risk in 2004. In addition, we recognized an unrealized gain on financial instrument of $572,615 during the quarter. In sum, our net loss applicable to common shareholders for the third quarter of 2005 was $364,070 or a loss of less than $0.01 per fully diluted share. For the quarter ended September 30, 2004 we incurred a net loss applicable to common shareholders of $468,929, making a loss of less than $0.01 per fully diluted share.
For the nine months ended September 30, 2005, we booked $17,584 in interest income and incurred interest expense of $30,726, as compared with $3,980 of interest income and $114,221 of interest expense for the comparable period of 2004. In addition, we recognized an unrealized loss on financial instrument of $2,277,722 during the nine months as a result of the change in fair value associated with these instruments. There was no such dividend recognized during the first nine months of 2004. During the nine months ended September 30, 2005, we also booked a foreign currency gain of $51, 080. We had no foreign currency risk in 2004. Our net loss applicable to common shareholders for the first nine months of 2005 was $5,524,306 or $0.05 per fully diluted share. Our net loss for the first nine months of 2004 was $3,139,748 or $0.03 per fully diluted share.

12

Future Expectations — We may operate at a loss for several more years while we continue to research, gain regulatory approval of, and commercialize our technologies. We will spend more in the remainder of the 2005 fiscal year in research and development expenses than we did over the prior year as we continue to implement our commercialization strategy. Similarly, we expect our general and administrative expenses to continue to increase for the remainder of 2005 as we continue to expand the scope of our operations. As a result, we expect to sustain a greater net loss in 2005 than we have in recent years.
Liquidity and Capital Resources
As of September 30, 2005, we had $1,256,939 in cash and had a working capital deficit of $9,557,787. Since our inception, we have financed our operations primarily through private sales of equity and the issuance of convertible and non-convertible notes. We continue to require significant supplementary funding to continue to develop, research, and seek regulatory approval of our technologies. We do not currently generate any cash from operations and have no credit facilities in place or available. Currently, we are funding operations through private issuances of equity.
We have entered into fixed price contracts for all of the research services we expect will be required in connection with our cystic fibrosis IND to meet the FDA’s request for additional preclinical information and for Phase I testing. We have budgeted for these costs and believe we have sufficient funds to initiate this testing, however we may need to raise additional capital to complete all of the necessary testing. Much of the preclinical testing requested by the FDA has been completed with positive results. Our contracts for the additional outstanding testing require completion of this work by December 31, 2005. In the interim, we are preparing a submission of the existing data to the FDA in hopes of being permitted to proceed with Phase I testing pending the outcome of the remaining preclinical work. We anticipate that we may be able to start Phase I clinical trials on cystic fibrosis as early as Q1 of 2006.
If our Phase I IND for cystic fibrosis is successful, we intend to file an IND for Phase I testing of MDI-P as a treatment for HIV at Harvard School of Medicine using a protocol designed by Dr. Bruce Dezube. We believe we have insufficient capital to file our IND for HIV. In addition, once an IND application for HIV is submitted, and assuming it is approved, we will need additional capital to initiate Phase I clinical trials.
While our ability to obtain financing may improve in the event an IND application is approved and we enter the clinic, we cannot give assurances that we will have access to the significant capital required to take a drug through regulatory approvals and to market. We may seek a partner in the global pharmaceutical industry to help us co-develop, license, or even purchase some or all of our technologies.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements as defined in Item 303(c) of Regulation S-B.
Cautionary Statement for Forward Looking Information
Certain information set forth in this report contains “forward-looking statements” within the meaning of federal securities laws. Forward looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, and financing needs and other information that is not historical information. When used in this report, the words “estimates,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. Additional forward-looking statements may be made by us from time to time. All such subsequent forward-looking statements, whether written or oral and whether made by us or on our behalf, are also expressly qualified by these cautionary statements.
Our forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, our examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that our expectations, beliefs and projections will result or

13

be achieved or accomplished. Our forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.
There are a number of risks and uncertainties that could cause actual results to differ materially from those set forth in, contemplated by or underlying the forward-looking statements contained in this report. Those risks and uncertainties include, but are not limited to, our lack of significant operating revenues and lack of profit to date, our need for substantial and immediate additional capital, the fact that we may dilute existing shareholders through additional stock issuances, the extensive governmental regulation to which we are subject, the fact that our technologies remain unproven, the intense competition we face from other companies and other products, and our reliance upon potentially inadequate intellectual property. Those risks and certain other uncertainties are discussed in more detail in the 2004 10-KSB. There may also be other factors, including those discussed elsewhere in this report, that may cause our actual results to differ from the forward-looking statements. Any forward-looking statements made by us or on our behalf should be considered in light of these factors.
ITEM 3. CONTROLS AND PROCEDURES
(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of September 30, 2005. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2005.
(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

14

PART II
OTHER INFORMATION
ITEM 6. EXHIBITS
The following documents are furnished as exhibits to this Form 10-QSB/A. Exhibits marked with an asterisk are filed herewith. The remainder of the exhibits previously have been filed with the Commission and are incorporated herein by reference.

Number	Exhibit
2.1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L. and Medical Discoveries, Inc. regarding the purchase of the essential assets of Savetherapeutics AG i.L. (filed as Exhibit 2.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3.2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4.1	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.2	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.3	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc. (filed as Exhibit 4.1 to Registration Statement No. 333-121635 filed on Form SB-2 on December 23, 2004, and incorporated herein by reference).

4.4	Amendment to Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc. (filed as Exhibit 4.2 to Registration Statement No. 333-121635 filed on Form SB-2 on December 23, 2004, and incorporated herein by reference).

10.1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

10.2	Subscription Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC, and Medical Discoveries, Inc. (filed as Exhibit 10.2 to Amendment No. 2 to Registration Statement No. 333-121635 filed on form SB-2 on June 2, 2005, and incorporated herein by reference).

10.3	Subscription Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC, and Medical Discoveries, Inc. (filed as Exhibit 10.3 to Amendment No. 2 to Registration Statement No.

15

Number	Exhibit
333-121635 filed on form SB-2 on June 2, 2005, and incorporated herein by reference).

10.4	Employment Agreement dated March 1, 2005 between Medical Discoveries, Inc. and Judy M. Robinett. (filed as Exhibit 10.4 to Amendment No. 3 to Registration Statement No. 333-121635 filed on Form SB-2 on October 13, 2005, and incorporated herein by reference).

21	Subsidiaries.†

31.1	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

†	Previously filed.

16

SIGNATURES
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICAL DISCOVERIES, INC.

Judy M. Robinett
President and Chief Executive Officer
Date: January __, 2006

17

INDEX TO EXHIBITS

Number	Exhibit
2.1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L. and Medical Discoveries, Inc. regarding the purchase of the essential assets of Savetherapeutics AG i.L. (filed as Exhibit 2.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3.2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4.1	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.2	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc. (filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.3	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc. (filed as Exhibit 4.1 to Registration Statement No. 333-121635 filed on Form SB-2 on December 23, 2004, and incorporated herein by reference).

4.4	Amendment to Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc. (filed as Exhibit 4.2 to Registration Statement No. 333-121635 filed on Form SB-2 on December 23, 2004, and incorporated herein by reference).

10.1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

10.2	Subscription Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC, and Medical Discoveries, Inc. (filed as Exhibit 10.2 to Amendment No. 2 to Registration Statement No. 333-121635 filed on form SB-2 on June 2, 2005, and incorporated herein by reference).

10.3	Subscription Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC, and Medical Discoveries, Inc. (filed as Exhibit 10.3 to Amendment No. 2 to Registration Statement No. 333-121635 filed on form SB-2 on June 2, 2005, and incorporated herein by reference).

10.4	Employment Agreement dated March 1, 2005 between Medical Discoveries, Inc. and Judy M. Robinett. (filed as Exhibit 10.4 to Amendment No. 3 to Registration Statement No. 333-121635 filed on Form SB-2 on October 13, 2005, and incorporated herein by reference).

21	Subsidiaries.†

18

Number	Exhibit
31.1	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Rule 13a-14(a) Certification, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

†	Previously filed.

19

Exhibit 31.1
RULE 13a-14(a) CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Judy M. Robinett, certify that:
1. I have reviewed this quarterly report on Form 10-QSB/A of Medical
Discoveries, Inc., a Utah corporation (the “registrant”);
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d -15(e)) for the registrant and we have:
     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;
     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and
     c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: January __, 2006
Judy M. Robinett
President and Chief Executive Officer

Exhibit 31.2
RULE 13a-14(a) CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Dierdra J. Burgess, certify that:
1. I have reviewed this quarterly report on Form 10-QSB/A of Medical
Discoveries, Inc., a Utah corporation (the “registrant”);
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d -15(e)) for the registrant and we have:
     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;
     b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and
     c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: January __, 2006
Dierdra J. Burgess
Controller

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amended Quarterly Report of Medical Discoveries, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Judy M. Robinett, President and Chief Executive Officer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the
Company.

Dated: January __, 2006
Judy M. Robinett
President and Chief Executive Officer

     A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company’s Form 10-QSB/A solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-QSB/A or as a separate disclosure document.

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the amended Quarterly Report of Medical Discoveries, Inc. (the “Company”) on Form 10-QSB/A for the quarter ended September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dierdra J. Burgess, Controller, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the
Company.

Dated: January __, 2006
Dierdra J. Burgess
Controller

     A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company’s Form 10-QSB/A solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-QSB/A or as a separate disclosure document.